UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

               NATIONAL PENN BANCSHARES, INC.
(Name of Issuer)

          Common Stock, no par value
(Title of Class of Securities)

     63713810
(CUSIP Number)

David M. Frees, III,
Unruh, Turner, Burke & Frees, P.C.
120 Gay Street-P. O. Box 289,
Phoenixville, PA 19460, 610-933-8069
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 12, 2006 (July 17, 2006)
(Date of Event Which Requires Filing
of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	63713810
- ------------------------------------------------------------------------------
1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons
(Entities Only)
ESTATE OF JAMES K. OVERSTREET, DECEASED
- ------------------------------------------------------------------------------
2	Check the Appropriate Box If a Member of a Group (See Instructions)
a. |_|
b. |_|
- ------------------------------------------------------------------------------
3	SEC Use Only
- ------------------------------------------------------------------------------
4	Source of Funds (See Instructions)
- See Item 5(c) 00
- ------------------------------------------------------------------------------
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) |_|
- ------------------------------------------------------------------------------
6	Citizenship or Place of Organization
PENNSYLVANIA

- ------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,516,329.75

	8	Shared Voting Power 25,559

	9	Sole Dispositive Power 2,516,329.75

	10	Shared Dispositive Power 25,559
-------------------------------------------------------------------------------
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,541,888.25
-------------------------------------------------------------------------------
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) |_|
-------------------------------------------------------------------------------
13	Percent of Class Represented By Amount in Row (11)
5.45
-------------------------------------------------------------------------------
14	Type of Reporting Person (See Instructions)

00

CUSIP No.	63713810
- ------------------------------------------------------------------------------
1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons
(Entities Only)
Evelyn M. Overstreet
- ------------------------------------------------------------------------------
2	Check the Appropriate Box If a Member of a Group (See Instructions)
a. |_|
b. |_|
- ------------------------------------------------------------------------------
3	SEC Use Only
- ------------------------------------------------------------------------------
4	Source of Funds (See Instructions)
- See Item 5(c) 00
- ------------------------------------------------------------------------------
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) |_|
- ------------------------------------------------------------------------------
6	Citizenship or Place of Organization
UNITED STATES OF AMERICA

- ------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 188,490.5

	8	Shared Voting Power 1,800

	9	Sole Dispositive Power 188,490.5

	10	Shared Dispositive Power 1,800
-------------------------------------------------------------------------------
11	Aggregate Amount Beneficially Owned by Each Reporting Person 190,290.5
-------------------------------------------------------------------------------
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) |_|
-------------------------------------------------------------------------------
13	Percent of Class Represented By Amount in Row (11)
.41
-------------------------------------------------------------------------------
14	Type of Reporting Person (See Instructions)

IN

This Amendment No. 1 to Schedule 13D amends only Items 4, 5, 6 and 7 thereof.

Item 4. Purpose of Transaction

The Estate of James K. Overstreet (the “Estate”) is filing this Amendment No. 1 to Schedule 13D to report the reduction in its percentage ownership to 5.45%, resulting from the sale to National Penn Bancshares, Inc. (“NPBC”) of 500,000 shares of common stock of NPBC.

On July 12, 2006, the Estate entered into a Stock Repurchase Agreement (the “Agreement”) with NPBC. On May 5, 2006, the Estate reported on a Schedule 13D filed with the Securities and Exchange Commission its beneficial ownership of 3,041,888.25 shares of National Penn common stock (approximately 6.52% of the outstanding shares of National Penn common stock).

The Agreement provides for the purchase by NPBC of 500,000 shares of NPBC common stock at a purchase price of $19.90 per share (the closing sale price of NPBC common stock as of July 11, 2006, less ten cents per share) or a total purchase price of $9,950,000.00. On July 17, 2006, National Penn and the Estate completed this transaction.

The Agreement is included in this Amendment No. 1 to Schedule 13D as Exhibit 7 and is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

The Estate beneficially owns 2,541,888.25 shares of NPBC common stock, representing approximately 5.45% of NPBC’s common stock outstanding (based on the number of shares outstanding reported by NPBC in its most recently available filing with the Securities and Exchange Commission). The Estate has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of 2,516,329.75 shares. The Estate has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of 25,559 shares owned directly by S.O.C.O. Enterprises, a general partnership in which Mr. Overstreet was a partner.

Mrs. Overstreet beneficially owns 190,290.50 shares of NPBC common stock, representing approximately .41% of NPBC’s common stock outstanding (based on the number of shares outstanding reported by NPBC in its most recently available filing with the SEC). Mrs. Overstreet has sole power to vote or to direct the voting, and sole power to dispose or direct the disposition of 188,490.5 shares. Mrs. Overstreet has shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of 1,800 shares.

Mrs. Fifer, for so long as she remains Executrix of the Estate and for so long as she continues to hold a durable power of attorney from Mrs. Overstreet, may exercise on behalf of the Estate and Mrs. Overstreet, respectively, the voting power and investment power described in this Item 5.

During the past 60 days, neither the Estate nor Mrs. Overstreet has carried out any transaction in NPBC common stock, except as set forth in Item 4 hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with
 Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 of this Schedule 13D with respect to any NPBC securities, except as described in Item 2, which information is incorporated by reference into this Item 6.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between any person named in Item 2 of this Schedule 13D and any other person with respect to any NPBC securities, except as follows:

•
1,508,490 shares of NPBC common stock are pledged by the Estate and 105,369 shares of NPBC common stock are pledged by Mrs. Overstreet to secure indebtedness to various financial institutions incurred for borrowings or to secure guarantees of such borrowings by third parties. In each case, the secured party cannot exercise voting power or investment power over the pledged securities in the absence of an uncured default under the loan documents.

•
The Estate is a party to the S.O.C.O. Enterprises Buy and Sell Agreement dated September 1, 2001, a copy of which is attached hereto as Exhibit 5. Pursuant to this Agreement, the remaining partners in the Partnership are obligated to purchase the Estate’s 43.75% general partnership interest, which purchase would result in the Estate’s disposition of beneficial ownership of 25,559 shares of NPBC common stock held by the Partnership. The Estate and the remaining partners in the Partnership are currently engaged in discussions that could result in a different resolution of this matter.

•	The Agreement with NPBC referred to in Item 4 hereof.

Item 7. Material to be Filed as Exhibits.

The following exhibits are attached hereto and incorporated by reference into this Item 7 by inference:

Exhibit                  Description

1	Joint Filing Agreement dated May 5, 2006 between the Estate of James K. Overstreet and Evelyn M. Overstreet.
2	Will dated January 17, 2005, of James K. Overstreet.
3	Evidence of Authority of Elizabeth A. Fifer, Executrix of the Estate of James K. Overstreet, deceased.
4	Durable Power of Attorney executed by Evelyn M. Overstreet, dated September 13, 1993, appointing Elizabeth A. Fifer as attorney-in-fact and agent.
5	S.O.C.O. Enterprises Partnership Buy and Sell Agreement dated September 1, 2001, among Thomas M. Saltsgiver, James K. Overstreet, Terry J. Crocker, and Richard E. O’Neill.
6	Agreement dated as of July 12, 2006 between National Penn Bancshares, Inc. and the Estate of James K. Overstreet.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE ESTATE OF JAMES K. OVERSTREET, DECEASED

Date:	July 21, 2006	By:	/s/ Elizabeth A. Fifer
			Name:	Elizabeth A. Fifer
			Title:	Executrix

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EVELYN M. OVERSTREET

Date:	July 21, 2006	By:	/s/ Elizabeth A. Fifer
			Name:	Elizabeth A. Fifer
			Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit                  Description

1*	Joint Filing Agreement dated May 5, 2006 between the Estate of James K. Overstreet and Evelyn M. Overstreet.
2*	Will dated January 17, 2005, of James K. Overstreet.
3*	Evidence of Authority of Elizabeth A. Fifer, Executrix of the Estate of James K. Overstreet, deceased.
4*	Durable Power of Attorney executed by Evelyn M. Overstreet, dated September 13, 1993, appointing Elizabeth A. Fifer as attorney-in-fact and agent.
5*	S.O.C.O. Enterprises Partnership Buy and Sell Agreement dated September 1, 2001, among Thomas M. Saltsgiver, James K. Overstreet, Terry J. Crocker, and Richard E. O’Neill.
6	Agreement dated as of July 12, 2006 between National Penn Bancshares, Inc. and the Estate of James K. Overstreet.

_______________
* Previously filed with Schedule 13D.